Exhibit 100.2

buguroo Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First
Financial Crime Management Ecosystem

Partnering with the X-Sight Marketplace, buguroo will offer anti-fraud solutions utilizing Behavioral Biometry and Malware Detection technology

Hoboken, N.J., July 17, 2019 – Helping financial services organizations keep up with a changing market landscape, NICE Actimize, a NICE business (Nasdaq: NICE) and leader in autonomous financial crime management, today announced that buguroo, specialists in anti-fraud and online security, has joined the X-Sight Marketplace, the industry’s first financial crime risk management-focused ecosystem designed to assist financial services organizations evaluate new point solutions and move to stay on top of a challenging regulatory and criminal environment.

The X-Sight Marketplace leverages the X-Sight Platform-as-a-Service and further expands the functionality offered by the platform. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial service organizations to rapidly innovate and to introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

buguroo, known for protecting customers at some of the world´s leading financial institutions from impersonation and manipulation attacks, will offer the NICE Actimize Marketplace an anti-fraud solution that detects online fraud utilizing behavioral biometry and malware detection technology. NICE Actimize customers could use this capability to detect and prevent online fraud while improving user experience.

Technology providers such as buguroo, in partnering with NICE Actimize’s X-Sight Marketplace ecosystem, are first reviewed for their ability to complement financial crime and compliance solutions before joining the marketplace. Once approved, software and service providers become available to the NICE Actimize community via the X-Sight Marketplace. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

“buguroo appreciates this partnership with NICE Actimize as we bring innovation and business value to financial services organizations through our unique approach to provide protection against cyber-attacks involving identity theft or customer manipulation present in any online fraud scheme,” said Pablo de la Riva, CEO & Founder, buguroo.  “There is strong alignment between the industry-leading financial crime solutions and platforms that NICE Actimize offers its community and buguroo. We look forward to building our presence on this innovative community platform.”

“buguroo shares our common goal of fighting financial crime through the benefits of the X-Sight Marketplace community,” said Craig Costigan, CEO, NICE Actimize. “By connecting via a cloud environment, community participants will experience a quicker time to value and minimized integration cost as they evaluate new solutions for their financial services organizations. We look forward to developing our relationship with buguroo as the X-Sight Marketplace grows.”

Additional categories that will be added to NICE Actimize’s X-Sight Marketplace from other partner participants will include: ID Verification, Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional partners will be announced as the X-Sight Marketplace grows.

About buguroo
buguroo is a Spanish company with more than 15 years of fraud prevention experience. Since 2015, buguroo has offered a comprehensive solution for online fraud prevention known as bugFraud. With this solution, companies with high Internet exposure across the globe protect their customers in real time from phishing, malware and Account Takeover.

The use of Deep Learning and Behavioral Biometrics, and a team of experts with more than 15 years’ experience in cybersecurity, have made buguroo a global leader in the fight against online fraud. It is this leadership that led Gartner, Inc. to name buguroo a "Cool Vendor" in 2016 for its bugFraud solution and for the company to garner the CyberSecurity Breakthrough Award as the best anti-fraud solution of 2018, among many other accolades.

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Craig Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.